EXHIBIT 12.1
Statement of Computation of Ratio of Earnings to Fixed Charges

	Year Ended October 31,
	2008	2009	2010
Pre-tax income (loss) from continuing operations	$41,539	$(582,478)	$(331,573)
Fixed charges:
Interest expense	12,927	7,406	18,619
Portion of rental expense representative of interest factor	4,104	4,111	7,324

Total fixed charges	17,031	11,517	25,943

Pre-tax income (loss) from continuing operations plus fixed charges	$58,570	$(570,961)	$(305,630)

Ratio of earnings (loss) to fixed charges	3.44	— (1)	— (1)

(1)	Pre-tax losses from continuing operations plus fixed charges were inadequate to cover total fixed charges.